Exhibit 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. § 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Entrée Resources Ltd. (the “Company”) on Form 40-F for the fiscal year ending December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Stephen Scott, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2023

By:	/S/Stephen Scott
Name: Stephen Scott
Title: Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Entrée Resources Ltd. and will be retained by Entrée Resources Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.